                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                       -----------------------------

                              SCHEDULE 13E-4

                       ISSUER TENDER OFFER STATEMENT

   (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       ---------------------------

                         CAMBRIDGE HOLDINGS, LTD.
                             (NAME OF ISSUER)

                         CAMBRIDGE HOLDINGS, LTD.
                   (NAME OF PERSON(S) FILING STATEMENT)

                       COMMON STOCK, $.025 PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                                 132198201
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                        ---------------------------

                              GREGORY PUSEY,
                                 PRESIDENT
                         CAMBRIDGE HOLDINGS, LTD.
                          1722 BUFFEHR CREEK ROAD
                           VAIL, COLORADO 81657
                              (970) 479-2800

                                 COPY TO:
                             ROBERT M. BEARMAN
            BEARMAN TALESNICK & CLOWDUS PROFESSIONAL CORPORATION
                    1200 SEVENTEENTH STREET, SUITE 2600
                        DENVER, COLORADO 80202-5826
                              (303) 572-6500

                             NOVEMBER 24, 1998
                    (DATE TENDER OFFER FIRST PUBLISHED
                     SENT OR GIVEN TO SECURITY HOLDERS)

                         CALCULATION OF FILING FEE

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                                                     AMOUNT OF
         TRANSACTION VALUATION*                      FILING FEE**
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--------------------------------------------------------------------------------
               $540,000                                $108.00
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

*     Assumes purchase of 1,200,000 Shares of Common Stock at $0.45 per share.

** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                         Filing Party:  N/A
Form or Registration No.: N/A                          Date Filed:  N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Schedule 13E-4 relates to an offer by Cambridge Holdings, Ltd. (the "Company") to purchase (the "Offer") up to 1,200,000 shares of its $.025 par value Common Stock (the "Shares") at $0.45 per Share. A copy of the Offer to Purchase relating to the Offer is attached hereto as Exhibit 1 and is incorporated herein by this reference and each reference below.

     Item 1.  SECURITY AND ISSUER

              (a) The name of the Issuer is Cambridge Holdings, Ltd., a Colorado corporation (the "Company"), which has its principal executive offices at 1722 Buffehr Creek Road, Vail, Colorado 81657; its telephone number is (970) 479-2800.

              (b) The exact title and amount of the class of securities being sought are up to 1,200,000 Shares of the common stock of the Company, par value $.025 per share. As of November 24, 1998, approximately 3,408,400 Shares were outstanding. Subject to certain terms and conditions described more fully in the Offer to Purchase, the Company intends to accept a maximum of 1,200,000 Shares of common stock at a purchase price of $0.45 per Share.

                  The Company has four executive officers and directors, two of whom have advised the Company that they intend to tender their Shares in the Offer. SEE Section 10 of the Offer to Purchase.

              (c) The Shares are traded on the Electronic Bulletin Board system. SEE Section 7 of the Offer to Purchase for the price range of the Shares. Trading in the Shares has been limited and sporadic.

              (d) This Statement is being filed by the Company.

     Item 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              (a) SEE Section 8 of the Offer to Purchase.

              (b) Not applicable.

     Item 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

              (a) - (j) SEE Section 2 of the Offer to Purchase.

     Item 4.  INTEREST IN SECURITIES OF THE ISSUER.

              SEE Section 10 of the Offer to Purchase.

     Item 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

              SEE Section 10 of the Offer to Purchase.

     Item 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

              Except as provided in Section 15 of the Offer to Purchase, the Company has not employed, retained or made other arrangements for compensation of any persons in connection with the Offer.

     Item 7.  FINANCIAL INFORMATION.

              SEE "Special Factors," Section 9, Schedule I and Schedule II of the Offer to Purchase.

     Item 8.  ADDITIONAL INFORMATION.

              (a) Not applicable, except as provided in Section 10 of the Offer to Purchase.

              (b) Not applicable.

              (c) Not applicable.

              (d) Not applicable.

              (e) Additional information with respect to the Offer is provided in the Offer to Purchase.

     Item 9.  MATERIAL TO BE FILED AS EXHIBITS.

              (a)(1) Offer to Purchase dated November 24, 1998.

                     (2)  Form of Letter of Transmittal.

                     (3)  Form of Notice of Guaranteed Delivery.

                     (4) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees dated November 24, 1998.

                     (5) Form of letter to clients for use by brokers, commercial banks, trust companies and other nominees dated November 24, 1998.

                     (6) Guidelines for certification of taxpayer identification number on Substitute Form W-9.

                     (7)  Form of letter to shareholders.

              (b)      Not applicable.

              (c)      Not applicable.

              (d)      Not applicable.

              (e)      Not applicable.

              (f)      Not applicable.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            CAMBRIDGE HOLDINGS, LTD.

                                            (a Colorado corporation)

Date:  November 24, 1998                    By:  /s/ Gregory Pusey
                                                -------------------------------
                                                Gregory Pusey, President


                               EXHIBIT INDEX

Exhibit No.                        Description
-----------                        -----------
   99.A       Offer to Purchase dated November 24, 1998.

   99.B       Form of Letter of Transmittal.

   99.C       Form of Notice of Guaranteed Delivery.

   99.D Form of letter to brokers, dealers, commercial banks, trust companies and other nominees dated November 24, 1998.

   99.E Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated November 24, 1998.

   99.F Guidelines for certification of taxpayer identification number on substitute Form W-9.

   99.G       Form of letter to shareholders.

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